Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	20,777,713
Distribution fees receivable		2,379,740
Prepaid expenses and other		525,078
Deferred income taxes		16,570,749
Fixed assets, net		270,624
Total assets	$	40,523,904

Liabilities and Member's Equity

Liabilities

Distribution fees payable	$	5,191,963
Administrative fees payable		5,553,505
Compensation payable		2,847,410
Due to affiliates		2,542,038
Accrued expenses and other liabilities		1,561,009
Incentive compensation liabilities		481,677
Total liabilities		18,177,602

Commitments, guarantees and contingencies (Notes 8, 10 and 11)

Member's equity

Member's equity		29,194,042
Accumulated deficit		(6,847,740)
Total member's equity		22,346,302
Total liabilities and member's equity	$	40,523,904

The accompanying notes are an integral part of these financial statements.